Filed by Nuveen New Jersey Dividend Advantage Municipal Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen New Jersey Dividend Advantage Municipal Fund 2

Commission File No. 811-10551

ADJ2_NUJ

Nuveen New Jersey Dividend Advantage Municipal Fund 2

Shareholder Meeting - Next Adjournment Ends October 20, 2014

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on important proposals regarding your fund. Unless sufficient shareholders vote by October 20, 2014, the adjournment date for your fund’s Shareholder Meeting, your fund will not be able to implement these proposals and may incur additional proxy solicitation costs. The Shareholder Meeting will reconvene on October 20, 2014 at 2:00 p.m. Central Time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, Illinois 60606.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” EACH OF THE PROPOSALS.

Please vote now to help your fund avoid further adjournments.

THE PROPOSALS HAVE THE SUPPORT OF AN INDEPENDENT,

NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposals were reviewed by and received the support of Institutional Shareholder Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” each of the proposals contained in the Joint Proxy Statement/Prospectus.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus at http://www.nuveenproxy.com/ProxyInfo.

The Board of your fund has unanimously approved each of the proposals contained in the Joint Proxy Statement/Prospectus and recommends that shareholders vote “FOR” each of the proposals.

Please vote using one of the following options:

1.	VOTE ONLINE - Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

If you have any questions regarding the proposal, or need assistance with voting, you may call Computershare Fund Services, the fund’s proxy solicitor, at (866) 209-5784 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. Eastern Time and on Saturday from 12:00 p.m. to 6:00 p.m., Eastern Time.

Thank you for your prompt attention to this matter.